File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

(Filed September 27, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Information dated September 27, 2006

VITRO, S.A. DE C.V.

RESOLUTIONS ADOPTED BY THE ORDINARY SHAREHOLDERS MEETING HELD ON THE 27th. DAY OF SEPTEMBER OF 2006

1. It is approved to increase the variable portion of the capital stock of the Company by the amount of MexCy $62,857,143 pesos and the pertaining issuance of 62,857,143 ordinary, nominative, no par value, Vitro Series "A" shares.

2. The amount per issued share will be paid at its theoretic value of MexCy $1.00 peso plus a premium per share of MexCy $7.75 pesos, that is, by a total amount of subscription of MexCy $8.75 pesos per share. The amount of the premium should be credit to the net worth of the Company pursuant to the terms foregoing mentioned.

3. It is resolved that the shares representatives of the increase of the capital stock approved in the first resolution herein, be subscribed and paid by the following persons and the next terms:

(i) By (a) the current shareholders of the Company in exercise of the preemptive right pursuant to Article 132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and the Clause Ninth of the corporate by-laws, in proportion of their respective shareholding, in the understanding that for purposes of the computation of such proportion, those shares owned by the Company in virtue of its authorized program to buy its own shares shall be excluded, and; (b) the assignees of such preemptive right that have entered into the assignment of preemptive right agreements with the current shareholders pursuant to Article 16, Paragraph VI, subparagraph c), and 49, Paragraph IV of the Market Securities Law ("Ley del Mercado de Valores") (the  "Assignees").

(ii) Pursuant to the foregoing mentioned, each shareholder or Assignee shall have the preemptive right to subscribe 0.212584365 new shares of the Company by each share held by the shareholder, understanding that, if the application of such amount results in fractions of shares, the number of new shares that may be subscribed by such shareholder or Assignee will be rounded to the immediate prior integer number of shares.

(iii) The preemptive right shall be exercised within a term of 15 calendar days following the date of publication in the official gazette of the corporate domicile of the Company, of the notice related to the resolution of this shareholders' meeting approving the capital increase ("The Subscription Period").

(iv) The issued shares that have not been subscribed and paid by the shareholders of the Company and if any, by the Assignees, at the expiration of the Subscription Period pursuant to the subparagraph (iii) above, shall be subscribed by Ixe Banco, S.A., Institucion de Banca Multiple, Ixe Grupo Financiero, or by any other financial subsidiary of such group or by any other person that the Board of Directors of the Company may determine pursuant to the Clause Ninth of the corporate by-laws, until a maximum limit equal to the 58% of the new ordinary, nominative, no par value, Vitro Series "A" shares, issued as a consequence of the capital stock increase.

4. It is agreed that the publication in the official gazette of the notice to the shareholders of the Company related to the increase of capital stock herein approved and to the preemptive right of the shareholders pursuant to Article 132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and the Clause Ninth of the corporate by-laws, take place once the National Banking and Securities Commission ("Comision Nacional Bancaria y de Valores") has authorized the request of actualization of the inscription of securities in the National Registry of Securities ("Registro Nacional de Valores") filed bv the Company, and once the Registration Statement under Form F-3 presented by the Company before the Securities and Exchange Commission of the United States of America, be effective pursuant to the applicable securities regulations in United States of America, provided that, the Company in this last event, may decide to publish and grant the preemptive rights only in Mexico.

         5. According to Paragraph 3(i)(b) above, it is recognized that pursuant to the new legal provisions applicable to the Company, the shareholders of the Company may assign their preemptive rights pursuant to Article 132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and the Clause Ninth of the corporate by-laws, to any Mexican individual or entity of which shareholders are Mexican nationals, even if in that moment the persons were not being shareholders pursuant to Articles 16, paragraph VI, subparagraph c) and 49, paragraph IV of the Securities Law. The shareholders may assign its preemptive right to the foregoing persons to be exercised by them within the Subscription Period, being entitled to use a form of assignment agreement that is available in the Secretary of the Company at business days and hours, as well as through its web page http://www.vitro.com and the Electronic System of Communication with Issuers of Securities.

Notwithstanding the provided by Clause Sixth of the corporate by-laws, it is authorized to assign the preemptive right even if due to its exercise, a person or a group of persons, may accumulate more than the 9.9% of the total shares traded. The foregoing mentioned, without detriment of the obligation to notify and disclose the pertaining information pursuant to the Securities Market Law ("Ley del Mercado de Valores").

6. It is ratified the subscription of an agreement by and between the Company and IXE Banco, S.A., Institucion de Banca Multiple, Ixe Grupo Financiero or any subsidiary of such group to whom the rights and obligations pursuant such agreement have been assigned or with another financial entity that may be determined by the Board of Directors pursuant to the provisions of the Clause Ninth of the corporate by-laws, in order to subscribe and pay the shares issued as a result of the capital stock increase that have not been subscribed and paid by the shareholders of the Company as of the expiration of the Subscription Period, until a maximum limit equal to the 58% of the new ordinary, nominative, no par value, Vitro Series "A" shares, issued as a consequence of the capital stock increase.

7. It is instructed that, while the definitive shares certificates representatives of the increase of the capital stock are issued, the Secretary may issue and deliver provisional certificates that represent the subscribed shares, that in its opportunity shall be interchanged to the subscribers and/or the Institution for the Deposit of Securities ("S.D. Indeval, S.A. de C.V.") by the definitive certificates.

8. It is ratified the filing by the Company of the updating application and other authorization applications before the National Banking and Securities Commission ("Comision Nacional Bancaria y de Valores") pursuant to the General provisions applicable to the Issuers of Securities and other participants of the Market published in the Federal Official Gazette on March 19, 2003 and modified pursuant Resolution published in the Federal Official Gazette on September 22, 2006 to increase the capital stock.  The Management and the Secretary of the Company are hereby instructed to respectively, make the pertaining entries in the countable and corporate registries in order to formalize the increase of capital stock and its pertaining subscription and payment according to the terms resolved herein.

9. The Board of Directors is hereby authorized to resolve any other issue that may deem pertinent or necessary to execute the agreements hereby taken.

        10. Messrs. Alejandro Francisco Sanchez Mujica and Claudio Luis del Valle Cabello where appointed as delegates of the meeting to, jointly or separately, appear before any Notary Public of their convenience to grant the necessary public deed or deeds to formalize the adopted resolutions by this meeting; proceed with the filing of the correspondent deeds before the Public Registry of Property and Commerce ("Registro Publico de la Propiedad y del Comercio") of Monterrey, Nuevo Leon; and to carry out any other actions, or legal proceedings that should be necessary for the implementation and formalization of the adopted resolutions by this meeting.

Quorum 8,661.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 27, 2006